                                                                EXHIBIT 99.B

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-Q


                   QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)

X QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the quarterly period ended December 31, 1993 OR
___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number: 1-10743

                             BANCFIRST Corporation
             (Exact name of registrant as specified in its charter)


     Delaware                                 63-1037987
- ---------------------------------             -------------------------
(State or other jurisdiction                  (I.R.S. Employer
of incorporation or organization              Identification No.)

255 Grant Street, S.E.
Decatur, Alabama                              35601
- ---------------------------------             -------------------------
(Address of Principal                         (Zip Code)
Executive Offices)

     (205) 353-2530
- ---------------------------------
Registrant's Telephone Number


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the Act) during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes  X  No
                                    ----    ----
Registrant became subject to the filing requirements of the Act on December 29, 1986.

APPLICABLE ONLY TO CORPORATE ISSUERS: Indicate the number of shares outstanding for the issuer's classes of common stock as of the close of the period covered by this report.

    $.01 par value of common stock             1,784,193 shares
    ------------------------------             ----------------
                (Class)                         (Outstanding)

                             BANCFIRST CORPORATION

                                INDEX FORM 10-Q





PART I - FINANCIAL INFORMATION                                                   PAGE
  Consolidated Statements of Financial Condition
        as of December 31, 1993 and September 30, 1993                             2

  Consolidated Statements of Income for the Three Month Periods
        Ended December 31, 1993 and 1992                                           3

  Consolidated Statements of Stockholders' Equity for the Three
        Month Periods Ended December 31, 1993 and 1992                             5

  Consolidated Statements of Cash Flows for the Three Month
        Periods Ended December 31, 1993 and 1992                                   6

  Notes to Consolidated Financial Statements                                       8

  Management's Discussion and Analysis of Financial
        Condition and Results of Operations                                        9

PART II - OTHER INFORMATION                                                       14

SIGNATURES                                                                        15


SCHEDULES OMITTED

All schedules other than those indicated above are omitted because of the absence of the conditions under which they are required or because the information is included in the financial statements and related notes.

BANCFIRST CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1993 AND SEPTEMBER 30, 1993 (DOLLARS IN THOUSANDS)

                                                                                  December 31,      September 30,
                                                                                      1993              1993
                                                                                   (Unaudited)            *
ASSETS
  Cash and cash equivalents                                                           $  3,845        $  2,462
  Investment securities (Note 4):
    Held to maturity (estimated market values of
      $5,553 and $5,553, respectively)                                                   5,205           5,208
    Available for sale (estimated market value of
      $18,299 at September 30, 1993)                                                    17,471          17,573
  Mortgage-backed securities (Note 4):
    Held to maturity (estimated market values of
      $2,817 and $3,163, respectively)                                                   2,727           3,022
    Available for sale (estimated market value of
      $74,615 at September 30, 1993)                                                    76,585          73,275
  Loans receivable (net of allowance for possible
    loan losses of $1,162)                                                             156,451         152,310
  Mortgage loans, held for sale                                                          4,197           4,263
  Accrued interest receivable:
    Investment securities                                                                  389             410
    Mortgage-backed securities                                                             533             552
    Loans receivable                                                                     1,195           1,221
  Premises and equipment, net                                                            4,831           4,466
  Stock in Federal Home Loan Bank ("FHLB"), at cost                                      1,718           1,696
  Real Estate owned and repossessed assets                                                   4
  Prepaid expenses and other assets                                                      1,051             652
                                                                                      --------        --------

TOTAL ASSETS                                                                          $276,202        $267,110
                                                                                      ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Liabilities:
    Deposits                                                                          $220,448        $217,771
    Borrowed Funds                                                                      22,000          17,000
    Advances by borrowers for taxes and insurance                                          528             888
    Accrued interest payable                                                               148             133
    Income taxes                                                                         1,258             717
    Other liabilities                                                                      497             709
                                                                                      --------        --------
      Total liabilities                                                                244,879         237,218
                                                                                      --------        --------
    Stockholders' Equity:
      Serial preferred stock - $.01 par value, authorized
        400,000 shares - none issued
      Capitalized stock - $.01 par value, 2,600,000 shares
        authorized, 1,784,193 shares issued and outstanding                           $     18        $     18
      Additional paid-in capital                                                        11,184          11,184
      Retained income, substantially restricted                                         19,428          18,690
      Net unrealized appreciation on securities available for sale (Note 4)                693
                                                                                      --------        --------
      Total stockholders' equity                                                        31,323          29,892
                                                                                      --------        --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                            $276,202        $267,110
                                                                                      ========        ========

*Balances derived from audited financial statements.


See notes to consolidated financial statements.

BANCFIRST CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
THREE MONTH PERIODS ENDED DECEMBER 31, 1993 AND 1992
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                      1993             1992
                                                                                                             (Unaudited)
INTEREST INCOME:
  Mortgage loans                                                                                      $2,161           $2,431
  Consumer and other loans                                                                             1,110            1,021
  Mortgage-backed securities                                                                           1,104            1,316
  Investment securities                                                                                  387              403
  Other                                                                                                   22               23
                                                                                                      ------           ------
        Total interest income                                                                          4,784            5,194
                                                                                                      ------           ------

INTEREST EXPENSE:
  Deposits                                                                                             1,924            2,072
  Borrowed funds                                                                                         252              207
                                                                                                      ------           ------
        Total interest expense                                                                         2,176            2,279
                                                                                                      ------           ------

NET INTEREST INCOME                                                                                    2,608            2,915

PROVISION FOR LOAN LOSSES                                                                                                  96
                                                                                                      ------           ------

NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                                                                      2,608            2,819
                                                                                                      ------           ------

NONINTEREST INCOME:
  Fees and charges on loans                                                                               34               30
  Service fee income on loans sold                                                                        17               16
  Fees and service charges on deposit accounts                                                           144              131
  Net gain on sale of:
   Mortgage loans                                                                                        114
   Investment securities                                                                                  24               15
  Other                                                                                                   89              132
                                                                                                      ------           ------
        Total noninterest income                                                                         422              324
                                                                                                      ------           ------

NONINTEREST EXPENSE:
  Salaries and employee benefits                                                                         730              626
  Net occupancy expense                                                                                  181              135
  Data processing expense                                                                                 38              102
  Insurance premiums                                                                                      63              143
  Marketing and public relations                                                                         147              120
  Other                                                                                                  254              308
                                                                                                      ------           ------
        Total noninterest expense                                                                      1,413            1,434
                                                                                                      ------           ------

BANCFIRST CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
THREE MONTH PERIODS ENDED DECEMBER 31, 1993 AND 1992
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                      1993              1992
                                                                                                            (Unaudited)

INCOME BEFORE INCOME TAX EXPENSE                                                                  $     1,617     $     1,709

INCOME TAX EXPENSE                                                                                        593             694
                                                                                                  -----------     -----------

NET INCOME                                                                                        $     1,024     $     1,015
                                                                                                  ===========     ===========

AVERAGE COMMON AND COMMON EQUIVALENT
SHARES OUTSTANDING                                                                                  1,845,193       1,821,443
                                                                                                  ===========     ===========

EARNINGS PER SHARE (Note 3)                                                                       $      0.56     $      0.56
                                                                                                  ===========     ===========

CASH DIVIDENDS PER SHARE                                                                          $      0.16     $      0.15
                                                                                                  ===========     ===========


See notes to consolidated financial statements.

BANCFIRST CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
THREE MONTH PERIODS ENDED DECEMBER 31, 1993 AND 1992
(DOLLARS IN THOUSANDS)


                                                                                    Net
                                                                                 Unrealized
                                                                 Retained       Appreciation
                                                Additional        Income-      on Securities        Total
                                 Capital         Paid-in       Substantially     Available      Stockholders'
                                  Stock          Capital        Restricted        for Sale         Equity
 FOR THE THREE MONTH
 PERIOD ENDED DECEMBER 31,
 1993
 (UNAUDITED):
 Balance at September 30,
 1993                                $18          $11,184         $18,690                          $29,892

 Change in unrealized
 appreciation on
 securities available for
 sale, net of related
 income tax effect                                                                   $693              693


 Cash dividends                                                      (286)                            (286)
 Net income for the
 quarter ended December
 31, 1993                                                           1,024                            1,024
                                     ---          -------         -------            ----          -------

 Balance at December 31,
 1993                                $18          $11,184         $19,428            $693          $31,323
                                     ===          =======         =======            ====          =======
 FOR THE THREE MONTH
 PERIOD ENDED DECEMBER 31,
 1992 (UNAUDITED):

 Balance at September 30,
 1992                                $18          $11,075         $15,705                          $26,798

 Cash dividends                                                      (266)                            (266)
 Net income for the
 quarters ended December
 31, 1992                                                           1,015                            1,015
                                     ---          -------         -------                          -------

 Balance at December 31,
 1992                                $18          $11,075         $16,454                          $27,547
                                     ===          =======         =======                          =======


See notes to consolidated financial statements.

BANCFIRST CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTH PERIODS ENDED DECEMBER 31, 1993 AND 1992
(DOLLARS IN THOUSANDS)

                                                                                                      1993          1992
                                                                                                         (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                                        $  1,024       $  1,015
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Provision for loan losses                                                                                             96
   Provision for depreciation                                                                             97             70
   Accretion of discounts                                                                                (17)           (17)
   Amortization of premiums                                                                              161             92
   Net unrealized loss on loans held for sale                                                              7
   Gain on sale of investment securities                                                                 (24)           (15)
   Loans originated for resale                                                                          (392)        (1,043)
   Proceeds from sale of loans                                                                           392          1,043
   Gain on sale of loans                                                                                (123)
   (Increase) decrease in real estate owned                                                               (4)            91
   (Increase) in other assets                                                                           (355)          (177)
   (Decrease) in other liabilities                                                                       (16)          (132)
                                                                                                    --------       --------

        Net cash provided by (used in) operating activities                                              750          1,023
                                                                                                    --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of investment securities                                                         2,472          1,166
  Purchases of investment securities                                                                  (2,000)
  Loan originations                                                                                  (22,869)       (19,173)
  Mortgage-backed securities purchased                                                               (15,756)        (1,504)
  Proceeds from sale of mortgage-backed securities                                                     5,496
  Principal collections on loans                                                                      18,728         16,594
  Principal collections on mortgage-backed securities                                                  7,633          5,774
  Purchases of premises and equipment                                                                   (462)          (714)
                                                                                                    --------       --------

        Net cash provided by (used in) investing activities                                           (6,758)         2,143
                                                                                                    --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                                                             2,677          1,416
  Cash dividends paid                                                                                   (286)          (266)
  Proceeds from (payments on) FHLB advances                                                            5,000         (2,000)
                                                                                                    --------       --------

        Net cash provided by (used in) financing activities                                            7,391           (850)
                                                                                                    --------       --------

BANCFIRST CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTH PERIODS ENDED DECEMBER 31, 1993 AND 1992
(DOLLARS IN THOUSANDS)

                                                                                                        1993          1992
                                                                                                            (UNAUDITED)
INCREASE IN CASH AND CASH EQUIVALENTS                                                                  $1,383        $2,316

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                                                                   2,462         3,486
                                                                                                       ------        ------

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                                                                                        $3,845        $5,802
                                                                                                       ======        ======

SUPPLEMENTAL INFORMATION FOR
  CASH FLOW:
   Cash payments of interest                                                                           $2,161        $2,414
                                                                                                       ======        ======

   Cash payments of income taxes                                                                       $   40        $  150
                                                                                                       ======        ======

   Unrealized appreciation on securities
    available for sale, net of related income tax effect                                               $  693
                                                                                                       ======


See notes to consolidated financial statements.

BANCFIRST CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The preceding consolidated financial statements include the accounts of BANCFIRST Corporation (formerly ALAFIRST Bancshares, Inc.), and its wholly-owned subsidiary, BANKFIRST, a federal savings bank, (collectively "the Bank").

2. The preceding consolidated financial statements at December 31, 1993 and for the three month periods ended December 31, 1993 and 1992 have been prepared in accordance with instructions pursuant to Form 10-Q Quarterly Report. The consolidated financial statements are unaudited but, in the opinion of Management, reflect all accruals and adjustments necessary for a fair presentation of the Bank's financial position and results of its operations and its cash flows at the dates and for the periods indicated. All such adjustments are of a normal recurring nature. The results of operations for the three months ended December 31, 1993 are not necessarily indicative of results to be expected for the entire fiscal year of 1994.

3. Earnings per share is based on the weighted average number of shares plus equivalent shares outstanding. The dilutive effect of shares issuable under stock options is immaterial.

4. Statement of Financial Accounting Standards ("SFAS") Number 114, Accounting by Creditors for Impairment of a Loan and SFAS Number 115, Accounting for Certain Investment in Debt and Equity Securities were issued in May, 1993. SFAS Number 114 addresses the accounting by creditors for impairment of certain loans and applies to all loans that are restructured in a troubled debt restructuring. It requires that impaired loans be measured based on the present value of expected cash flows discounted at the loan's effective interest rate. This Statement applies to financial statements for fiscal years beginning after December 15, 1994. The Bank has not yet decided if it will elect early adoption of this Statement, and Management cannot estimate the effects of adoption on the financial statements. SFAS Number 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories with each having a specified accounting method as to carrying value and recognition of unrealized gains and losses. This Statement is effective for fiscal years beginning after December 15, 1993. The Bank has adopted this Statement for fiscal year beginning October 1, 1993. As a result of this adoption, certain investment securities and mortgage-backed securities classified as available for sale are carried at market value, and $693,000 of unrealized appreciation, net of related income tax effect, on securities available for sale is shown as a component of stockholders' equity at December 31, 1993. Prior to this adoption, at September 30, 1993, certain investment securities and mortgage-backed securities classified as held for sale were stated at the lower of cost or market.

5 . On January 28, 1994, the Bank and Union Planters Corporation ("UPC"), Memphis, Tennessee, announced the signing of a definitive agreement for UPC to acquire the Bank with an exchange of 1.078 shares of UPC common stock for each share of BANCFIRST common stock. The transaction is subject to regulatory approval and the approval of BANCFIRST's shareholders.

                      BANCFIRST CORPORATION AND SUBSIDIARY


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                             FOR THE QUARTERS ENDED
                           DECEMBER 31, 1993 AND 1992

General

BANCFIRST Corporation ("BANCFIRST") is a savings and loan holding company which owns 100% of BANKFIRST, a federal savings bank ("BANKFIRST"). Other than its investment in BANKFIRST at December 31, 1993, BANCFIRST had approximately $5.2 million in total assets consisting principally of mortgage-backed securities and U.S. Treasury securities. Total earnings on these investments approximated $80,000 for the quarter ended December 31, 1993. The consolidated operations of BANCFIRST and BANKFIRST are collectively referred to herein as "the Bank".

During the quarter ended December 31, 1993, the Bank originated approximately $14.5 million in mortgage loans, 30.7% of which were adjustable rate or short-term loans. Additionally, there were $8.8 million in originations for installment loans and commercial loans. Substantially all fixed rate loans originated with terms greater than fifteen years are sold in the secondary market or are classified as held for sale. This loan origination activity is a part of the policy to reduce the Bank's vulnerability to interest rate risk.

At December 31, 1993, $142.7 million or 59.5% of the Bank's loans receivable (includes mortgage-backed securities) were comprised of loans that were other than long-term, fixed rate loans. This amount includes $125.9 million of mortgage loans with rates adjustable at periods ranging from six months to five years, $5.1 million of commercial non-real estate loans and $11.7 million of other loans with a term to maturity of less than one year. At September 30, 1993, the Bank had $129.4 million in loans and mortgage-backed securities which were other than long-term, fixed rate, or 56.6% of the total portfolio. At December 31, 1993, $79.3 million or 33.6% of the total portfolio consisted of mortgage-backed securities compared to $76.3 million or 32.1 % at September 30, 1993.

Liquidity and Capital Resources

BANKFIRST had an average liquidity ratio of 11.8% for the current quarter as compared to 13.4% for the comparable period in the prior year. Management's objectives continue to include maintaining liquidity in excess of the required regulatory amount of 5% of net deposits and short-term borrowings in order to provide greater flexibility and better match maturities of BANKFIRST's liabilities.

At December 31, 1993, the Bank had outstanding loan commitments, loans in process and letters of credit commitments totaling $14.9 million. Of this amount, $7.4 million is expected to be funded during the current quarter.

Scheduled repayments and maturities of mortgage and other loans, which represent a substantial source of cash to the Bank, amounted to $18.7 million and $16.6 million in the quarters ended December 31, 1993 and 1992, respectively. Sales and maturities of investment securities provided $2.3 million of cash to the

Bank during the quarter ended December 31, 1993 and $1.2 million in the same period of the prior year. Another source of cash for the Bank is interest credited to customers certificate accounts and remaining on deposit, which amounted to $1.5 million and $1.6 million for the quarters ended December 31, 1993 and 1992, respectively.

In order to take advantage of favorable rates and improve its gap position, the Bank utilized an additional $5.0 million in borrowings from the Federal Home Loan Bank in the first quarter of fiscal 1994. These funds have been used primarily to fund the purchases of adjustable rate and short-term mortgage-backed securities. Management will continue to utilize these borrowings if rates and the effect on the Bank's gap position remain favorable.

The Bank's deposits before interest credited increased $1.1 million for the current quarter compared to a decrease of $0.2 million for the prior period. If the current rate scenario continues, Management does not expect to see significant growth in interest- sensitive deposits in the near future.

The principal uses of the Bank's cash are the origination of mortgage and other loans and purchases of investments including mortgage-backed securities.
During the quarter ended December 31, 1993, the Bank originated $23.3 million in loans compared to $20.2 million in the comparable quarter ended December 31, 1992. Loan demand is improved and Management expects total originations for fiscal 1994 to show an increase over fiscal 1993. Purchases of investments amounted to $2 million in the quarter ended December 31, 1993, while purchases of mortgage-backed securities were $15.8 million and $1.5 million for the quarters ended December 31, 1993 and 1992, respectively.

During the current quarter, the Bank paid cash dividends of $.16 per share, compared to $.15 per share paid during the prior year period.


Capital Requirements

As shown in the table below, BANKFIRSTs core capital, tangible capital and risk-based capital are all substantially in excess of requirements, and Management believes that, under current regulations, BANKFIRST will continue to exceed its minimum capital requirements in the foreseeable future.

The following table presents BANKFIRST's capital levels at December 31, 1993:

                                                                           Regulatory (Unaudited)
                                                                 ------------------------------------------

                                                GAAP
                                               Capital            Tangible           Core           Risk-base
                                             (Unaudited)          Capital          Capital           Capital
   GAAP capital                                 $25,829           $25,829          $25,829           $25,829
                                                =======

   Nonallowable assets-                                               (21)             (21)              (21)
     Purchased-servicing assets

   Additional capital items-
     General valuation allowance                                                                       1,162
                                                                  -------          -------           -------
   Regulatory capital-computed                                     25,808           25,808            26,970
   Minimum capital required                                         4,199            8,398            11,559
                                                                  -------          -------           -------

   Regulatory capital-excess                                      $21,609          $17,410           $15,411
                                                                  =======          =======           =======
   Actual regulatory capital as a                                    9.22 %           9.22 %           18.67 %
     percentage of total assets
     or risk-adjusted

   Minimum capital percentage required                               1.50             3.00              8.00
                                                                  -------          -------           -------

   Actual regulatory capital as a
     percentage in excess of
     requirement                                                     7.72 %           6.22 %           10.67 %
                                                                  =======          =======           ========


Interest Rate Sensitivity

The Bank is engaged principally in providing first mortgage loans to individuals and commercial enterprises. At December 31, 1993, the Bank's assets consist partly of assets that earned interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time. The shorter duration of the interest- sensitive liabilities indicates that the Bank is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income. Conversely, in a decreasing rate environment, the Bank's asset value and net interest income will improve.

Interest rates, in general, have stabilized during recent months. The Bank's net interest margin has declined as a result of lower yields on rate sensitive assets combined with a more stable cost of rate sensitive liabilities. Assuming the current market scenario continues, Management believes that the Bank's net interest margin will continue to experience some deterioration.

Asset Quality

As of December 31, 1993, the Bank had an allowance for possible loan losses of $1,162,000. Management believes that the existing allowance will be adequate to cover possible loan losses which may result from loans held as of December 31, 1993 upon which Management has serious doubts as to collectibility.

As of December 31, 1993, the Bank had a balance of $4,000 in real estate owned and repossessed assets. It is Management's intention to dispose of these as quickly as possible through the use of real estate brokers and other means.

There has been a decline in the commercial real estate market; however, the Bank's portfolio of commercial loans consists of seasoned loans, and its ratio of commercial loans to total loans outstanding is relatively small. Management does not expect any further decline in the real estate market to have a significant effect on its operations, and furthermore, does not foresee any meaningful decline in the value of its residential real estate market.

Management of the Bank maintains strong control procedures over asset quality and constantly reviews the performance of the portfolio. Based on these procedures, Management does not foresee any substantial deterioration in the Bank's asset quality in the near future.


Investments and Mortgage-Backed Securities

The Bank's investment securities consist primarily of U.S. government and agency obligations. Investments classified as held to maturity are carried at cost. The Bank has adequate liquidity and capital resources and it is Management's intention to hold such securities to maturity. Those securities that may be held for indefinite periods of time, including securities that will be used as a part of Management's asset/liability management strategy or those securities that may be sold in response to changing interest rates, pre-payment risks, or other similar economic factors, are classified as available for sale. These securities are recorded at market with unrealized holding gains and losses recorded net of income taxes as a separate component of stockholders' equity. Sales of such securities are accounted for using the specific identification method. The current interest rate trend has improved the market value of the Bank's investment portfolio. Management does not anticipate any substantial change in its investment strategy.

Statement of Financial Accounting Standards ("SFAS") Number 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories with each having a specified accounting method as to carrying value and recognition of unrealized gains and losses. This Statement is effective for fiscal years beginning after December 15, 1993. The Bank has adopted this Statement for fiscal year beginning October 1, 1993. As a result of this adoption, certain investment securities and mortgage- backed securities classified as available for sale are carried at market value, and net unrealized appreciation on securities available for sale of $693,000 is shown as a component of stockholders' equity at December 31, 1993. Prior to this adoption, at September 30, 1993, certain investment securities and mortgage-backed securities classified as held for sale were stated at the lower of cost or market.

Results of Operations

Comparison of the Quarters Ended December 31, 1993 and 1992

Net income for the quarter ended December 31, 1993 was $1,024,000 compared to $1,015,000 for the quarter ended December 31, 1992, a 0.9% increase. Net interest income for the current quarter was $2,608,000 compared to $2,915,000 for the prior year quarter, while the interest rate spread decreased from 4.34% to 3.67% for the same periods. Earnings per share remained unchanged at $.56 for the quarters ended December 31, 1993 and 1992.

Total interest income decreased from $5,194,000 to $4,784,000 or 7.9%. This is due to a decrease in average yield on interest- earning assets from 8.30% to 7.28%, and is partially offset by a 4.3% increase in average volume of interest-earning assets.

Total interest expense decreased from $2,279,000 to $2,176,000 or 4.5%. This decrease resulted from a decrease in average rate paid on interest-sensitive liabilities from 3.96% to 3.61 %, and is partially offset by a 3.6% increase in average volume of deposits and borrowings.

Total noninterest income increased from $324,000 to $422,000 due to profits on sale of mortgage-backed securities. Total noninterest expenses totaled $1,434,000 for the quarter ended December 31, 1993, an amount comparable to $1,413,000 for the same period in the prior year.

The effective income tax rate is higher in 1993 than 1992 due primarily to a $32,000 charge to income tax expense as of October 1, 1992 representing the cumulative effect of the Bank's adopting SFAS Number 109, Accounting for Income Taxes.

On January 28, 1994, the Bank announced the signing of a definitive agreement with Union Planters Corporation ("UPC"), Memphis, Tennessee, in which UPC would acquire the Bank with an exchange of 1.078 shares of UPC common stock for each share of BANKFIRST's common stock. This transaction is subject to shareholder and regulatory approval.

                      BANCFIRST CORPORATION AND SUBSIDIARY



                          PART II - OTHER INFORMATION



ITEM 1, LEGAL PROCEEDINGS

The Bank is not a party to any material legal proceedings at this time. It is involved in various claims and legal actions arising in the ordinary course of business.

ITEM 2, CHANGES IN SECURITIES

Not applicable.

ITEM 3, DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4, SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5, OTHER INFORMATION

Not applicable.

ITEM 6, EXHIBITS AND REPORT ON FORM 8-K

None.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                             BANCFIRST Corporation



Date:      2/10/94                                 By:     /s/William D. Powell
     ---------------------------------------          -------------------------------------------
                                                           William D. Powell
                                                           President & Chief Executive Officer



Date:      2/10/94                                 By:     /s/ C. Raymond Duncan
     ---------------------------------------          -------------------------------------------
                                                          C. Raymond Duncan
                                                          Senior Vice President &
                                                          Chief Financial Officer